The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated June 25, 2020

June , 2020	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF due July 1, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The Notes are designed for investors who seek a return of 1.50 times any appreciation of an unequally weighted basket of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF, up to a maximum return of at least 67.35%, at maturity.
•	Because the VanEck Vectors® Gold Miners ETF makes up 65.00% of the Basket, we expect that generally the market value of your Notes and your payment at maturity will depend to a greater extent on the performance of the VanEck Vectors® Gold Miners ETF.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose up to 85.00% of their principal amount at maturity.
•	The Notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the Notes is subject to the credit risk of JPMorgan Financial, as issuer of the Notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the Notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Notes are expected to price on or about June 26, 2020 and are expected to settle on or about July 1, 2020.
•	CUSIP: 48132MNQ0

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $25.00 per $1,000 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the Notes priced today, the estimated value of the Notes would be approximately $929.20 per $1,000 principal amount Note. The estimated value of the Notes, when the terms of the Notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 8, 2020, underlying supplement no. 1-I dated April 8, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Basket: The Notes are linked to an unequally weighted basket consisting of the following:

•	65.00% of the VanEck Vectors® Gold Miners ETF (Bloomberg ticker: GDX); and
•	35.00% of the Global X Silver Miners ETF (Bloomberg ticker: SIL)

(each, a “Fund” and collectively, the “Funds”).

Upside Leverage Factor: 1.50

Maximum Return: At least 67.35% (corresponding to a maximum payment at maturity of at least $1,673.50 per $1,000 principal amount Note) (to be provided in the pricing supplement)

Buffer Amount: 15.00%

Initial Valuation Date: On or about June 26, 2020

Original Issue Date (Settlement Date): On or about July 1, 2020

Final Valuation Date *: June 26, 2024

Maturity Date*: July 1, 2024

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Basket Value is greater than the Initial Basket Value, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Basket Return × Upside Leverage Factor), subject to the Maximum Return

If the Final Basket Value is equal to the Initial Basket Value or is less than the Initial Basket Value by up to the Buffer Amount, you will receive the principal amount of your Notes at maturity.

If the Final Basket Value is less than the Initial Basket Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + Buffer Amount)]

If the Final Basket Value is less than the Initial Basket Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Basket Return:

(Final Basket Value – Initial Basket Value)
Initial Basket Value

Initial Basket Value: Set equal to 100 on the Initial Valuation Date

Final Basket Value: The closing level of the Basket on the Final Valuation Date

Closing Level of the Basket:

100 × [1 + (65.00% × Fund Return of the VanEck Vectors® Gold Miners ETF) + (35.00% × Fund Return of the Global X Silver Miners ETF)]

Fund Return: With respect to each Fund,

(Final Value – Initial Value)
Initial Value

Initial Value: With respect to each Fund, the closing price of one share of that Fund on the Initial Valuation Date

Final Value: With respect to each Fund, the closing price of one share of that Fund on the Final Valuation Date

Share Adjustment Factor: With respect to each Fund, the Share Adjustment Factor is referenced in determining the closing price of one share of that Fund and is set equal to 1.0 on the Initial Valuation Date. The Share Adjustment Factor of each Fund is subject to adjustment upon the occurrence of certain events affecting that Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Hypothetical Payout Profile

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume the following:

•	an Initial Basket Value of 100.00;
•	an Upside Leverage Factor of 1.50;
•	a Maximum Return of 67.35%; and
•	a Buffer Amount of 15.00%.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Basket Value	Basket Return	Total Return on the Notes	Payment at Maturity
180.00	80.00%	67.35%	$1,673.50
165.00	65.00%	67.35%	$1,673.50
150.00	50.00%	67.35%	$1,673.50
144.90	44.90%	67.35%	$1,673.50
140.00	40.00%	60.00%	$1,600.00
130.00	30.00%	45.00%	$1,450.00
120.00	20.00%	30.00%	$1,300.00
115.00	15.00%	22.50%	$1,225.00
110.00	10.00%	15.00%	$1,150.00
105.00	5.00%	7.50%	$1,075.00
101.00	1.00%	1.50%	$1,015.00
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
85.00	-15.00%	0.00%	$1,000.00
80.00	-20.00%	-5.00%	$950.00
70.00	-30.00%	-15.00%	$850.00
60.00	-40.00%	-25.00%	$750.00
50.00	-50.00%	-35.00%	$650.00
40.00	-60.00%	-45.00%	$550.00
30.00	-70.00%	-55.00%	$450.00
20.00	-80.00%	-65.00%	$350.00
10.00	-90.00%	-75.00%	$250.00
0.00	-100.00%	-85.00%	$150.00

PS-2 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

How the Notes Work

Upside Scenario:

If the Final Basket Value is greater than the Initial Basket Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Basket Return times the Upside Leverage Factor of 1.50, up to the Maximum Return of at least 67.35%. Assuming a hypothetical Maximum Return of 67.35%, an investor will realize the maximum payment at maturity at a Final Basket Value at or above 144.90% of the Initial Basket Value.

•	If the closing level of the Basket increases 5.00%, investors will receive at maturity a 7.50% return, or $1,075.00 per $1,000 principal amount Note.
•	Assuming a hypothetical Maximum Return of 67.35%, if the closing level of the Basket increases 80.00%, investors will receive at maturity a return equal to the 67.35% Maximum Return, or $1,673.50 per $1,000 principal amount Note, which is the maximum payment at maturity.

Par Scenario:

If the Final Basket Value is equal to the Initial Basket Value or is less than the Initial Basket Value by up to the Buffer Amount of 15.00%, investors will receive at maturity the principal amount of their Notes.

Downside Scenario:

If the Final Basket Value is less than the Initial Basket Value by more than the Buffer Amount of 15.00%, investors will lose 1% of the principal amount of their Notes for every 1% that the Final Basket Value is less than the Initial Basket Value by more than the Buffer Amount.

•	For example, if the closing level of the Basket declines 50.00%, investors will lose 35.00% of their principal amount and receive only $650.00 per $1,000 principal amount Note at maturity, calculated as follows:

$1,000 + [$1,000 × (-50.00% + 15.00%)] = $650.00

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Selected Risk Considerations

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The Notes do not guarantee any return of principal. If the Final Basket Value is less than the Initial Basket Value by more than 15.00%, you will lose 1 % of the principal amount of your Notes for every 1% that the Final Basket Value is less than the Initial Basket Value by more than 15.00%. Accordingly, under these circumstances, you will lose up to 85.00% of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN,

regardless of any appreciation of the Basket, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the Notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	CORRELATION (OR LACK OF CORRELATION) OF THE FUNDS —

The Notes are linked to an unequally weighted Basket composed of two Funds. Because the VanEck Vectors® Gold Miners ETF makes up 65.00% of the Basket, we expect that generally the market value of your Notes and your payment at maturity will depend to a greater extent on the performance of the VanEck Vectors® Gold Miners ETF. In calculating the Final Basket Value, an increase in the price of one share of one of the Funds may be moderated, or more than offset, by lesser increases or declines in the price of one share of the other Fund. In addition, high correlation of movements in the prices of one share of the Funds during periods of negative returns among the Funds could have an adverse effect on the payment at maturity on the Notes.

•	YOU WILL NOT RECEIVE DIVIDENDS ON EITHER FUND OR THE SECURITIES HELD BY EITHER FUNDS OR HAVE ANY RIGHTS WITH RESPECT TO EITHER FUND OR THOSE SECURITIES.
•	THERE ARE RISKS ASSOCIATED WITH THE FUNDS —

The Funds are subject to management risk, which is the risk that the investment strategies of the applicable Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of each Fund and, consequently, the value of the Notes.

PS-4 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

•	THE PERFORMANCE AND MARKET VALUE OF EACH FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THAT FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

Each Fund does not fully replicate its Underlying Index (as defined under “The Basket” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of each Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of each Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying a Fund (such as mergers and spin-offs) may impact the variance between the performances of that Fund and its Underlying Index. Finally, because the shares of each Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of each Fund may differ from the net asset value per share of that Fund.

During periods of market volatility, securities underlying each Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Fund and the liquidity of that Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of shares of a Fund may vary substantially from the net asset value per share of that Fund. For all of the foregoing reasons, the performance of each Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Fund, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce any payment on the Notes.

•	RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES —

All or substantially all of the equity securities held by the Funds are issued by companies whose primary line of business is directly associated with the gold and/or silver mining industries.     As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold and silver may fluctuate substantially over short periods of time, so each Fund’s share price may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation, changes in currency exchange rates and changes in industrial and commercial demand for metals (including fabricator demand). Additionally, increased environmental or labor costs may depress the value of metal investments. Furthermore, the exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. In addition, mineral exploration companies typically operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an exploration company than for a more established counterpart. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by each Fund and the price of each Fund during the term of the Notes, which may adversely affect the value of your Notes.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the Funds have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the non-U.S. equity securities held by the Funds are converted into U.S. dollars for purposes of calculating the net asset value of the Funds, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Funds trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Funds denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Funds will be adversely affected and any payment on the Notes may be reduced.

PS-5 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

•	THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for each Fund for certain events affecting the shares of that Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

•	LACK OF LIQUIDITY —

The Notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes. You may not be able to sell your Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the Notes based on the minimums for the estimated value of the Notes and the Maximum Return.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes will exceed the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy the Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

PS-6 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Basket. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement.

The Basket

The return on the Notes is linked to an unequally weighted basket consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF. Because the VanEck Vectors® Gold Miners ETF makes up 65.00% of the Basket, we expect that generally the market value of your Notes and your payment at maturity will depend to a greater extent on the performance of the VanEck Vectors® Gold Miners ETF.

The VanEck Vectors® Gold Miners ETF is an exchange-traded fund of the VanEck Vectors® ETF Trust, a registered investment company, that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index with respect to the VanEck Vectors® Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization-weighted index composed of publicly traded companies involved primarily in the mining of gold or silver. For additional information about the VanEck Vectors® Gold Miners ETF, see “Fund Descriptions — The VanEck Vectors® ETFs” in the accompanying underlying supplement.

The Global X Silver Miners ETF is an exchange-traded fund of Global X Funds®, a registered investment company, that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Solactive Global Silver Miners Total Return Index, which we refer to as the Underlying Index with respect to the Global X Silver Miners ETF. The Solactive Global Silver Miners Total Return Index is a modified market capitalization-weighted index that is designed to track the performance of international companies active in the exploration, mining and/or refining of silver. For additional information about the Global X Silver Miners ETF, see Annex A in this pricing supplement.

Historical Information

The following graphs set forth the historical performance of the Basket as a whole, as well as each Fund, based on the weekly historical closing values from January 2, 2015 through June 19, 2020. The graph of the historical performance of the Basket assumes that the closing level of the Basket on January 2, 2015 was 100 and that the weights of the Funds were as specified under “Key Terms — Basket” in this pricing supplement on that date. The closing price of one share of the VanEck Vectors® Gold Miners ETF on June 24, 2020 was $34.74. The closing price of one share of the Global X Silver Miners ETF on June 24, 2020 was $35.04. We obtained the closing prices of one share of the Funds above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices of one share of each Fund above and below may have been adjusted by Bloomberg for actions taken by that Fund, such as stock splits.

PS-7 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

The historical closing levels of the Basket and the Funds should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket on the Final Valuation Date or the closing prices of one share of the Funds on the Initial Valuation Date or the Final Valuation Date. There can be no assurance that the performance of the Basket will result in the return of any of your principal amount in excess of $150.00 per $1,000 principal amount Note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

PS-8 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. The Notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the Notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the Notes described above, in which case the timing and character of any income or loss on your Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations.  Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January

PS-9 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes.  You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the Notes does not represent future values of the Notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions.

The estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates

PS-10 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the Notes. The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Basket” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Initial Valuation Date of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these Notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007234/crt-dp125068_424b2.pdf
•	Underlying supplement no. 1-I dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007221/crt-dp125705_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Annex A

The Global X Silver Miners ETF

All information contained in this pricing supplement regarding the Global X Silver Miners ETF (the “Silver Miners ETF”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by Global X Funds® (the “Global X Trust”) and Global X Management Company LLC (“Global X Management”). Global X Management is currently the investment adviser to the Silver Miners ETF. The Silver Miners ETF is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “SIL.”

The Silver Miners ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Solactive Global Silver Miners Total Return Index (the “Silver Miners Index”). The Silver Miners Index is a modified market capitalization weighted index that is designed to track the performance of international companies active in the exploration, mining and/or refining of silver. For more information about the Silver Miners Index, see “— The Solactive Global Silver Miners Total Return Index” below.

Global X Management uses a “passive” or indexing approach to try to achieve the Silver Miners ETF’s investment objective. The Silver Miners ETF generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Silver Miners Index in approximately the same proportions as in the Silver Miners Index. However, the Silver Miners ETF may utilize a representative sampling strategy with respect to the Silver Miners Index when a replication strategy might be detrimental or disadvantageous to shareholders of the Silver Miners ETF, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Silver Miners Index, in instances in which a security in the Silver Miners Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Silver Miners ETF but not the Silver Miners Index.

Tracking error is the divergence of the Silver Miners ETF’s performance from that of the Silver Miners Index. Tracking error may occur because of differences between the securities and other instruments held in the Silver Miners ETF’s portfolio and those included in the Silver Miners Index, pricing differences (including differences between a security’s price at the local market close and the Silver Miners ETF’s valuation of a security at the time of calculation of the Silver Miners ETF’s net asset value), transaction costs incurred by the Silver Miners ETF, the Silver Miners ETF’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the Silver Miners Index or the costs to the Silver Miners ETF of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Silver Miners ETF incurs fees and expenses, while the Silver Miners Index does not. Exchange-traded funds that track indices with significant weights in emerging markets issuers may experience higher tracking error than other exchange-traded funds that do not track such indices.

The Global X Trust is a registered investment company that consists of numerous separate investment portfolios, including the Silver Miners ETF. Information provided to or filed with the SEC by the Global X Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to the SEC file numbers 333-151713 and 811-22209, respectively, through the SEC’s website at http://www.sec.gov.

The Solactive Global Silver Miners Total Return Index

All information contained in this pricing supplement regarding the Silver Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Solactive AG (“Solactive”). The Silver Miners Index is calculated, maintained and published by Solactive. Solactive has no obligation to continue to publish, and may discontinue publication of, the Silver Miners Index.

The Silver Miners Index is reported by Bloomberg L.P. under the ticker symbol “SOLGOLSI.”

The Silver Miners Index is a modified market capitalization-weighted index that is designed to track the performance of international companies active in the exploration, mining and/or refining of silver. The Silver Miners Index has a base date of February 26, 2010 and a base value of 100.

PS-12 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Composition of the Silver Miners Index

Selection of Index Components

The composition of the Silver Miners Index is ordinarily adjusted twice a year on the last trading day in April and October (the “Adjustment Day”). On the tenth business day before an Adjustment Day (a “Selection Day”), Solactive provides the “Selection Pool” which, in respect of a Selection Day, consists of the companies that fulfill the following conditions:

•	listing on a regulated stock exchange in the form of shares tradable for foreign investors without restrictions;
•	significant business operations in the silver mining industry, meaning that:
•	a significant part of the company’s revenues is generated in silver mining and/or closely related activities (e.g., exploration or refining of silver) and/or;
•	a company is expected to generate a significant part of its revenues in silver mining and/or closely related activities (e.g., exploration or refining of silver) in the future.
•	Free float market capitalization of
•	at least US$60 million for companies that are not currently included in the Silver Miners Index on that Selection Day; or
•	at least US$30 million for companies that are currently included in the Silver Miners Index on that Selection Day;
•	Average daily trading volume in the last three months expressed in U.S. dollars (the “Relevant Trading Volume”) of:
•	at least US$250,000 for companies that are not currently included in the Silver Miners Index on that Selection Day; or
•	at least US$125,000 for companies that are currently included in the Silver Miners Index on that Selection Day; and
•	Average monthly trading volume of at least 75,000 shares in each of the last six months (the “Liquidity Criterion”).

The Index Committee (as defined below) may decide to include companies in the Selection Pool that do not fulfill the Liquidity Criterion.

The companies in the Selection Pool are ranked according to their Relevant Trading Volume. The companies with the highest ranks are then chosen as “Index Components” and the new index composition is effective immediately following the Adjustment Day.

The minimum number of Index Components is 20 and the maximum number of Index Components is 40. The Index Committee may decide to increase the maximum number of Index Components on a Selection Day. In case the rank assigned to a company that is currently an Index Component on a Selection Day is not sufficient to be selected as an Index Component, it will only be removed from the Silver Miners Index if its rank exceeds the maximum number of Index Components by more than five ranks. In that case, the company with the lowest rank that would have been selected as an Index Component on a Selection Day but that is not currently an Index Component on that Selection Day will not be selected for inclusion in the Silver Miners Index.

Weighting of Index Components

On each Selection Day, each Index Component of the Silver Miners Index is ranked according to its free float market capitalization and weighted in four steps:

(1)	Each Index Component is weighted proportionally according to its free float market capitalization;
(2)	The percentage weight of a single Index Component is capped at 22.5%. The excess weight is allocated proportionally to all Index Components that is not capped.
(3)	The weights of the top ranked Index Components with a weight above 5% will be aggregated. This aggregated weight has a maximum cap of 48%. The last Index Component that would add up to 48% or would exceed 48% will receive an index weight of the maximum of:
(a)	48% minus the sum of weights of the higher ranked Index Components; or
(b)	4.75%
(4)	The percentage weight of all other Index Components is capped at 4.75%. The excess weight is allocated proportionally to all Index Components with a percentage weight of less than 4.75%.

The “percentage weight” of an Index Component is the ratio of its trading price multiplied by its number of shares divided by the level of the Silver Miners Index. The “number of shares” is, in respect of an Index Component on any given business day, the number of

PS-13 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

fractions of shares included in the Silver Miners Index calculated as the ratio of (a) the percentage weight of an Index Component multiplied by the index level and (b) its trading price.

The new index composition of the Silver Miners Index and weightings are implemented after the close of trading on the Adjustment Day. The capping methodology may be amended by the Index Committee from time to time to ensure appropriate index representation and index compliance with financial product regulations in the United States.

The cumulative percentage weight of the Index Components that do not fulfill the Liquidity Criterion is capped at 10% on Selection Days. The excess weight is allocated proportionally to all Index Components that is not capped.

The calculated number of shares as of the Selection Day are used and will be implemented as of the close on the Adjustment Day. To match the correct index level on the Adjustment Day, the number of shares will be multiplied by a constant correction factor so as to scale the number of shares up or down.

The number of shares as of the Selection Day are adjusted for any relevant corporate actions between the Selection Day and Adjustment Day. This only relates to corporate actions that have a direct impact on the price and shares (i.e., stock splits, stock dividends, right issues). The calculation of weighting is based on the close market data as of the Selection Day.

Continuous Listing Standard Review

On each Monitoring Selection Day (as defined below), the index composition will be reviewed for a breach of the following criteria (the “Continuous Listing Standards”):

•	The maximum weight of the top Index Component must not be larger than 25%.
•	If this criterion is breached, the stock is capped at 22% and the excess weight is redistributed to other non-capped stocks.
•	The maximum aggregate weight of the top 5 Index Components must not exceed 60%.
•	If this criterion is breached, the stocks will be proportionally capped at 55% and the excess weight is redistributed to other non-capped stocks.
•	The maximum weight of constituents with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months) and US$25 million monthly average daily traded value (monthly average of the previous 6 months) must not exceed 30%.
•	If this criterion is breached, the stocks with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months) and US$25 million monthly average traded value (monthly average of the previous 6 months) will be proportionally capped at 25% and the excess weight is redistributed to other non-capped stocks.
•	The maximum weight of constituents with a full-market capitalization below US$100 million must not account for more than 10%.
•	If this criterion is breached, stocks with market capitalization below US$100 million will be proportionally capped at 9% and the excess weight is redistributed to other non-capped stocks.

This reweighting process will be repeated until no Continuous Listing Standards are breached. In the event that the Continuous Listing Standards cannot be satisfied using the buffers described above, the weighting will be reviewed by the Index Committee. After the review, the decision will be announced publicly.

The “Monitoring Selection Day” is the business day that is ten business days before the Monitoring Adjustment Day. The “Monitoring Adjustment Day” is the last trading day in January, April, July and October.

Calculation of the Silver Miners Index

Index Formula

The Silver Miners Index’s index level on a given business day is calculated as follows:

with

xi,t	=	number of shares of the Index Component i on trading day t
pi,t	=	price of Index Component i on trading day t

PS-14 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Adjustments

The Silver Miners Index will need to be adjusted for systematic changes in prices once they become effective. This will require the new number of shares of the affected Index Component to be calculated on an ex-ante basis. Following the Index Committee’s decision, the Silver Miners Index may be adjusted for distributions, capital increases, right issues, splits, par value conversions and capital reductions.

Dividends and other distributions

Dividend payments and other distributions are included in the Silver Miners Index. They cause an adjustment of the number of shares of the corresponding Index Component. The new number of shares is calculated as follows:

with

xi,t	=	number of shares of the Index Component i on trading day t
Di,t	=	payment on trading day t multiplied by the Dividend Correction Factor of the relevant company

The “Dividend Correction Factor” is calculated as 1 minus the applicable withholding tax rate and/or other applicable tax rate currently prevalent in the relevant country.

Currency conversion

Prices of Index Components not in U.S. dollars are translated using spot foreign exchange rates quoted by Reuters. Should there be no current price available on Reuters, the most recent price or the trading price on Reuters for the preceding trading day is used in the calculation. The daily index closing value is calculated using Reuters/WMCO closing spot rates as at 4pm London time.

Index Maintenance

Ordinary Adjustments

The composition of the Silver Miners Index is reviewed on each Selection Day. Solactive will publish any changes made to the Silver Miners Index on a Selection Day with sufficient notice before the relevant Adjustment Day.

Extraordinary Adjustments

If a company included in the Silver Miners Index is removed from the Silver Miners Index between two Adjustment Days due to an extraordinary event (such as a merger, a takeover bid, a delisting, the nationalization of a company or insolvency), if necessary, the Index Committee will designate a successor. The Silver Miners Index will be adjusted that same day. This will be announced by Solactive after the close of business on the day on which the new composition of the Silver Miners Index is determined by the Index Committee.

Corporate Actions

Following the announcement by a company included in the Silver Miners Index of the terms and conditions of a corporate action, Solactive, the current “Index Calculator,” determines whether such corporate action has a dilution, concentration or other effect on the price of the Index Component. The Index Calculator will then make the necessary adjustments to the affected Index Component and/or the formula for calculating the Silver Miners Index and/or to other terms and conditions in the index rules for the Silver Miner Index that they deem appropriate in order to take into account the dilution, concentration or other effect and will determine the date on which this adjustment will be effective.

Amongst other things, the Index Calculator can take into account the adjustment made by an Affiliated Exchange (as defined below) as a result of the corporate actions with regard to option and future contracts on the respective share traded on this Affiliated Exchange. An “Affiliated Exchange” is, with regard to an Index Component, an exchange, trading or quotation system on which options and futures contracts on the Index Component in question are traded, as specified by the Index Calculator.

Index Committee

A committee composed of staff from Solactive (the “Index Committee”) is responsible for decisions regarding the composition of the Silver Miners Index as well as any amendments to the rules governing the Silver Miners Index. The future composition of the Silver

PS-15 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF

Miners Index is set by the Index Committee on Selection Days. The Index Committee will also decide about future composition of the Silver Miners Index, if any extraordinary events occur and the implementation of any necessary adjustments.

PS-16 | Structured Investments Capped Buffered Return Enhanced Notes Linked to an Unequally Weighted Basket Consisting of the VanEck Vectors® Gold Miners ETF and the Global X Silver Miners ETF